Filed by Reinsurance Group of America, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under other applicable sections

of the Securities Exchange Act of 1934

Subject Company: MetLife, Inc.

Commission File No.: 001-15787

Subject Company: Reinsurance Group of America, Incorporated

Commission File Nos.: 333-151390 and 333-152828

On August 21, 2008, Reinsurance Group of America, Incorporated began using the following presentation:

The security of experience. The power of innovation.
www.rgare.com

Proposed Transaction and
Shareholder Proposals

Reinsurance Group of America, Incorporated

August 21, 2008

Proposal One:  The Transaction

Recapitalization of RGA common stock into two classes, both to be listed on the NYSE

RGA class A common

Each outstanding share of existing common reclassified into one share of class
A common stock

Entitled to elect up to 20% of RGA directors

RGA class B common

MetLife exchanges each of its shares of class A  (other than 3 million shares)
for one share of class B common

Entitled to elect at least 80% of RGA directors

Class A common and class B common entitled to receive the same per share consideration in any reorganization or in any merger or consolidation of RGA with another company (except as may be permitted with respect to their existing rights to elect directors)

Class B common subject to significant holder voting limitation

Exchange offer in which MetLife offers to acquire MetLife
common stock in exchange for all RGA class B common stock

Priced at a 10% discount to the per-share value of RGA common stock to
MetLife stockholders, subject to a limit of 1.3071 shares of class B common stock per share of MetLife common

Conditioned on sufficient tenders to result in the distribution of at least
90% of the class B shares

MetLife will dispose of any unexchanged class B stock in one or more subsequent debt exchanges or split-offs

Transaction designed with the intention for the divestiture to be tax-free to MetLife and its stockholders

Unanimously recommended by special committee of RGA’s
Board composed entirely of directors unaffiliated with MetLife

Proposal One:  The Transaction (cont’d)

Key Points for Consideration:

Expected to eliminate overhang and increase liquidity and public float of the market for RGA common stock

Expected to allow RGA to pursue future business initiatives free from constraint of a controlling corporate shareholder whose policies may conflict, as MetLife and RGA’s businesses evolve over time and their strategies diverge

Expected to permit RGA shareholders to share in any premium
associated with any subsequent change in control of RGA

Increased potential for IRS Section 382 “ownership change” that could limit ability to utilize NOLs and other tax attributes

Potential restrictions on RGA engaging in certain transactions which could jeopardize the tax-free status of the divestiture

See pages 15-17 and 54-59 of RGA’s proxy statement/prospectus dated August 4, 2008 for additional discussion of benefits and disadvantages of the divestiture to RGA and its shareholders and
RGA’s reasons for the Recapitalization

Proposal Two:  Class B Significant
Holder Voting Limitation

Designed to promote equal treatment of both classes of stock

Holders of more than 15% of class B common stock are restricted to 15% of voting power for election of class B directors

Exception: if holder has more than 15% of class A common stock, the holder can vote class B common stock to the extent the holder has an equivalent or greater percentage of class A common stock

In other respects, rights of holders of class A and class B common will be identical, and will vote together as a single class, except that:

Class A common can elect no more than 20% of the directors

Class B common can elect at least 80% of the directors

There will be a separate vote by class on any proposal to convert class B common into class A common, as described in Proposal Four

Missouri law provides separate class voting rights on certain amendments to the articles of incorporation, including those that adversely affect the rights of holders of a particular class

Holders of class A and class B common will be entitled to receive the same per share consideration in any reorganization or in any merger or consolidation of RGA with another company (except as may be permitted with respect to their existing rights to elect directors)

Proposal Three:  Acquisition
Restrictions

Intended to protect shareholder value by attempting to protect against a limitation on use of NOLs and other tax attributes, subject to enforceability considerations

Prohibits and invalidates any direct or indirect sale or transfer
(broadly defined) to any person or group (as defined in the
Internal Revenue Code) who owns, or would own, 5% or more (by value) of RGA stock

Limited duration: 36 months and one day after completion of the recapitalization

Scope intended to be narrowly tailored:

Examples of exclusions include: shares acquired in the divestiture; any transaction directly with RGA; any tender or exchange offer meeting certain fairness criteria; and transactions approved in advance by the
RGA board of directors

Proposal Four:  Potential Conversion
of Class B Common Stock Following
Divestiture

Articles of incorporation would contemplate possible
conversion of all stock into a single class of common stock on a one-for-one basis

Would only take place if:

RGA board of directors determines to submit such proposal to RGA shareholders; and

A majority of each class of RGA common stock represented in person or by proxy and entitled to vote at the meeting approve the proposal

No binding commitment by RGA board to, and no assurance
RGA board will, consider proposing a conversion.  If submitted, no assurance that the proposal would be approved.

Proposal Five:  Section 382 Rights
Plan Proposal

Intended to protect shareholder value by attempting to
protect against a limitation on use of NOLs and other tax
attributes

Rights become exercisable when, among other things, any
person or group (other than a grandfathered or exempted
person) becomes a 5% shareholder (as defined in the
Internal Revenue Code), or a grandfathered or exempted
person acquires more shares

Limited duration: 36 months and one day after completion of
the recapitalization

Scope intended to be narrowly tailored:

Examples of exclusions include: shares acquired in the divestiture;
and acquisitions approved in advance by the RGA board of directors

Cautionary Statement Regarding
Forward-looking Statements

This presentation contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts, but rather reflect the Company’s current expectations, estimates and projections concerning future results and events. Forward-looking statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “believe,”
“expect,” “anticipate,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “foresee,” “likely,” “will” or other similar words or phrases. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and that may cause the Company’s actual results, performance or achievements to vary materially from what is expressed in or indicated by such forward-looking statements. The Company cannot make any assurance that projected results or events will be achieved.

The risk factors set forth in the Company’s prospectus dated August 11, 2008 and proxy statement/prospectus dated August 4, 2008 in the respective sections entitled “Risk Factors,” and the matters discussed in RGA’s SEC filings, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of RGA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
RGA’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008, could affect future results, causing these results to differ materially from those expressed in RGA’s forward-looking statements.

The forward-looking statements included in this document are only made as of the date of this document or the respective documents incorporated by reference herein, as applicable, and RGA has no obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

Numerous important factors could cause actual results and events to differ materially from those expressed or implied by forward-looking statements including, without limitation, (1) adverse changes in mortality, morbidity, lapsation or claims experience, (2) changes in our financial strength and credit ratings or those of MetLife, Inc. ("MetLife"), the beneficial owner of a majority of our common shares, or its subsidiaries, and the effect of such changes on our future results of operations and financial condition, (3) inadequate risk analysis and underwriting, (4) general economic conditions or a prolonged economic downturn affecting the demand for insurance and reinsurance in our current and planned markets, (5)
the availability and cost of collateral necessary for regulatory reserves and capital, (6) market or economic conditions that adversely affect our ability to make timely sales of investment securities, (7) risks inherent in our risk management and investment strategy, including changes in investment portfolio yields due to interest rate or credit quality changes, (8) fluctuations in U.S. or foreign currency exchange rates, interest rates, or securities and real estate markets, (9) adverse litigation or arbitration results, (10) the adequacy of reserves, resources and accurate information relating to settlements, awards and terminated and discontinued lines of business, (11) the stability of and actions by governments and economies in the markets in which we operate, (12) competitive factors and competitors' responses to our initiatives, (13) the success of our clients, (14) successful execution of our entry into new markets, (15) successful development and introduction of new products and distribution opportunities, (16) our ability to successfully integrate and operate reinsurance business that we acquire, (17) regulatory action that may be taken by state Departments of
Insurance with respect to us, MetLife, or its subsidiaries, (18) our dependence on third parties, including those insurance companies and reinsurers to which we cede some reinsurance, third-party investment managers and others, (19) the threat of natural disasters, catastrophes, terrorist attacks, epidemics or pandemics anywhere in the world where we or our clients do business, (20) changes in laws, regulations, and accounting standards applicable to us, our subsidiaries, or our business, (21) the effect of our status as an insurance holding company and regulatory restrictions on our ability to pay principal of and interest on our debt obligations, and (22) other risks and uncertainties described in this document and in our other filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with MetLife’s proposed divestiture of its stake in RGA, on August 11, 2008, RGA filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (No. 333-152828), as amended, which includes a form of prospectus relating to the exchange offer. On August 14, 2008, MetLife filed with the SEC a statement on Schedule TO. In addition, RGA has filed with the SEC a registration statement on Form S-4 (File No. 333-151390), as amended, which includes a final proxy statement/prospectus dated August 4, 2008 related to the recapitalization.
Investors and holders of RGA and MetLife securities are strongly encouraged to read the registration statements and any other relevant documents filed with the SEC, including the prospectus dated August 11,
2008 relating to the exchange offer and related exchange offer materials, the tender offer statement on Schedule
TO, and the proxy statement/prospectus dated August 4, 2008 relating to the recapitalization, as well as any amendments and supplements to those documents, because they contain important information about RGA,
MetLife, and the proposed transactions. The prospectus relating to the exchange offer and related exchange offer materials have been mailed to stockholders of MetLife. The proxy statement/prospectus relating to the recapitalization and related transactions has been mailed to shareholders of RGA. Investors and security holders can obtain free copies of the registration statements, the prospectus relating to the exchange offer and related exchange offer materials and the tender offer statement on Schedule TO, and the proxy statement/prospectus relating to the recapitalization, as well as other filed documents containing information about MetLife and RGA, without charge, at the SEC’s web site
(www.sec.gov). Free copies of RGA’s filings also may be obtained by directing a request to RGA, Investor Relations, by phone to (636) 736-7243, in writing to Mr. John Hayden, Vice President-Investor Relations, Reinsurance Group of
America, Incorporated, 1370 Timberlake Manor Parkway, Chesterfield, Missouri, 63017, or by email to
investrelations@rgare.com. Free copies of MetLife’s filings may be obtained by directing a request to MetLife, Investor
Relations, by phone to (212) 578-2211, in writing to MetLife, Inc., 1 MetLife Plaza, Long Island City, NY 11101, or by
email to metir@metlife.com. Neither RGA, MetLife nor any of their respective directors or executive officers or the dealer managers with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Such an offer may be made solely by a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

Participants in the Solicitation

RGA, MetLife and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from RGA’s shareholders with respect to the proposed recapitalization.
Information regarding the directors and executive officers of RGA is included in its definitive proxy statement for its 2008 Annual Meeting of Shareholders filed with the SEC on April 9, 2008. Information regarding the directors and officers of MetLife is included in the definitive proxy statement for MetLife’s
2008 Annual Meeting of Shareholders filed with the SEC on March 18, 2008.
More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, is set forth in the proxy statement/prospectus dated August 4, 2008 and the prospectus dated August 11, 2008 relating to the exchange offer, each as may be amended from time to time, and other materials to be filed with the
SEC in connection with the proposed transactions.